Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The following table presents our historical ratios of earnings to fixed charges for the periods indicated.

The ratios are based solely on historical financial information and no pro forma adjustments have been made.

	Year Ended December 31,
(In thousands, except for ratios)	2010	2009	2008	2007	2006

Fixed Charges
Interest and related amortization of borrowing costs	$10,917	$18,313	$21,730	$17,260	$8,337
Estimate of the interest portion of rental expense	7,061	7,165	6,965	1,374	970
Preferred stock dividends	11,588	1,770	—	—	—

Fixed Charges	$29,566	$27,248	$28,695	$18,634	$9,307
Earnings
(Loss) income from continuing operations before taxes	$(70,871)	$(83,650)	$(295,477)	$40,262	$13,571
Less: Equity in losses (earnings) of unconsolidated entities	1,413	1,148	13,311	(2,029)	(1,948)
Plus: Distributions from unconsolidated entities	—	185	50	75	—
Noncontrolling interest in subsidiaries with earnings and no fixed charges	(230)	(129)	(629)	(839)	(308)
Plus: Fixed charges	29,566	27,248	28,695	18,634	9,307
Less: Preferred stock dividends	(11,588)	(1,770)	—	—	—

Earnings	$(51,710)	$(56,968)	$(254,050)	$56,103	$20,622
Ratio of earnings to fixed charges(1)	—	—	—	3.0	2.2

The amount of coverage deficiency	$81,276	$84,216	$282,745	—	—

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income before taxes, less noncontrolling interest in subsidiaries with earnings and no fixed charges, less equity in earnings of 50% or less owned subsidiaries, plus distributions from 50% or less owned subsidiaries, plus total fixed charges less preferred sock dividends. Fixed charges represent interest, borrowing costs and estimates of interest within rental expenses and preferred stock dividends.

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